FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                             Commission file number
                                    333-10886

                     Dunlop Standard Aerospace Holdings plc
             (Exact name of registrant as specified in its charter)

                                  Holbrook Lane
                                Coventry CV6 4AA
                                 United Kingdom
              (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc



By:_______________________
David Unruh
Chief Financial Officer

February 2, 2004

FORM 6-K: TABLE OF CONTENTS

1. Press Release of Dunlop Standard Aerospace Holdings plc, dated February 2, 2004, regarding the Proposed Offering of Additional Debt Securities.


                                                                    News Release


                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
                               ANNOUNCES PROPOSED
                     OFFERING OF ADDITIONAL DEBT SECURITIES

Coventry, United Kingdom, February 2, 2004 - Dunlop Standard Aerospace Holdings plc (the "Company") announced today that it expects to proceed with an offering of approximately $125 million aggregate principal amount of its 11-7/8% Senior Notes due 2009 in a transaction that will be exempt from the registration requirements of the Securities Act of 1933. The new notes will be issued under the indenture governing, and have terms nearly identical to, the outstanding 11-7/8% Senior Notes due 2009 issued by the Company in May 1999. The new notes and the notes previously issued under the indenture would be treated as a single class of debt securities. Like the previously issued notes, the new notes would be general unsecured obligations of the Company.

The Company expects to use approximately (pound)23 million of the net proceeds from the offering to repay outstanding loans under its Tranche D revolving credit facility and the remainder of the net proceeds for general corporate purposes. In connection with the offering, the Company has obtained amendments to its credit facility to, among other things, permit the offering of new notes and obtain greater flexibility to enable the Company to meet its working capital requirements.

This announcement is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. The Company is offering the new notes in reliance upon an exemption from registration under the Securities Act of 1933 for an offer and sale of securities that does not involve a public offering. The securities to be offered will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Dunlop Standard Aerospace is a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions: our Engine Repair & Overhaul division provides comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines and our Design & Manufacturing division provides a wide variety of precision-engineered and specialized parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber polymer products. We have operations around the world, with our largest facilities in the United Kingdom, Canada and the United States.

                              ---------------------

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. These statements can be identified by the use of forward-looking terminology such as "contemplates," "expects," "will," or "anticipate" or the negative thereof or comparable terminology, or by discussions of strategy. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except to the extent required by law.

                              ---------------------

For more information contact:

Ed Richmond
Dunlop Standard Aerospace Group
Senior Vice President of Strategy and Business
Development
Phone:  204-987-7106
Fax: 204-784-9647
E-mail:  ed_richmond@dsagrp.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




DUNLOP STANDARD AEROSPACE HOLDINGS plc




By:      /s/ David Unruh
         ------------------------------
Name:    David Unruh
Title:   Chief Financial Officer
Date:    February 2, 2004